June 29, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ada Sarmento

Re:	National General Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-218910)

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date for the above-referenced Registration Statement, as amended by Pre-Effective Amendment No. 1 filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., New York City time, on Friday, June 30th, 2017, or as soon thereafter as reasonably practicable.

In connection with this request, the Company hereby acknowledges that:

1.	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of the Page Intentionally Left Blank]

Very truly yours,

NATIONAL GENERAL HOLDINGS CORP.

By:	/s/ Jeffrey Weissmann
	Name:	Jeffrey Weissmann
	Title:	General Counsel and Secretary

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